UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 0-15946

CUSIP Number 278715206

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2020

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Ebix, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1 Ebix Way

Address of Principal Executive Office (Street and Number)

Johns Creek, Georgia 30097

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ebix, Inc. (the “Company”) is filing this extension to allow additional time beyond the March 1, 2021 filing due date to file its Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) in order to finalize its consolidated financial statements (“Financial Statements”). As previously disclosed by the Company in its current reports on Form 8-K filed with the Securities and Exchange Commission on February 19, 2021, the Company’s independent registered public accounting firm resigned from its position on February 15, 2021, before completing its audit of the Company’s Financial Statements to be incorporated in the 2020 Form 10-K. The Company is currently seeking a new independent registered public accounting firm and intends to engage such firm as soon as practicable to complete the audit of the Financial Statements. Although the Registrant is in advanced discussions for engagement of a new independent auditing firm, the Registrant cannot provide assurance when a new independent auditing firm will be engaged. The Company intends to file the Form 10-K for the fiscal year December 31, 2020 as soon as practicable following the date hereof, and will make every effort to file the Form 10-K within the fifteen-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended. However, due to the nature of and time constraints inherent in engaging a new independent registered public accounting firm and such independent registered public accounting firm completing its audit of the Company’s Financial Statements, the Company may be unable to file its 2020 Form 10-K within the prescribed time period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Steven M. Hamil	(678)	281-2020
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒    Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary unaudited financial metrics for the year ended December 31, 2020 (before any audit adjustments or one-time, unusual items) are expected to include:

•	revenues greater than $220 million and operating income and operating cash flow metrics each in excess of $32 million for the Company’s 2020 fourth quarter, and

•

greater than $130 million of revenues generated by the Company’s gift card business in the fourth quarter of 2020, with corresponding gift card business operating income of less than $1 million for the fourth quarter and less than $1.4 million for fiscal year 2020 taken as a whole.

There can be no assurance that material adjustments to previously issued financial statements during the year ended December 31, 2020, previously disclosed preliminary, unaudited results or the preliminary, unaudited results disclosed above will not be required.

FORWARD LOOKING STATEMENTS

This Form 12b-25 contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “seeks,” “may” or other similar words, phrases or expressions and variations or negatives of these words. Readers of this Form 12b-25 should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, potential impacts of RSM’s resignation; the ability to, as well as the ability to timely, engage a new independent registered public accounting firm; the risk of litigation or regulatory action arising from these matters, from the failure to timely file the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”) or from the resignation of the RSM; the timing of the review by, and the conclusions of, the Company’s new independent auditor regarding these matters and its impact on the financial statements; possible default by the Company under its credit facility; the ability of the Company to remediate any material weaknesses in internal control over financial reporting; potential reputational damage that the Company may suffer as a result of these matters or the resignation of RSM; the impact of these matters and the resignation of RSM on the value of the Company’s stock; and the risk that the filing of the Annual Report will take longer than anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by us speaks only as of the date of this report. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

Ebix, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2021	By:	/s/ Steven M. Hamil
	Name:	Steven M. Hamil
	Title:	Chief Financial Officer